SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                  ADOPTION OF AND AMENDMENT TO NOTIFICATION OF
                                  REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-5267

           The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Voyageur Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:       Voyageur Funds
                          (a Delaware business trust, as successor registrant to Voyageur Funds, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                          1818 Market Street
                          Philadelphia, PA 19103

Telephone Number (including area code):

                          (215) 255-1255

Name and address of agent for service of process:

                          Eric E. Miller, Esq.
                          1818 Market Street
                          Philadelphia, PA 19103

Check Appropriate Box:

                     Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                          YES   [ ]     NO   [X]1

Item 1.              Exact name of Registrant:
                          Voyageur Funds

Item 2.              State and Date of Organization:
                          Delaware; December 17, 1998

Item 3.              Form of Organization:
                          business trust

Item 4.              Classification of Registrant:
                          management company

Item 5(a).           Registrant is an open-end company.

Item 5(b).           Registrant is a diversified investment company.

Item 6.              Name and address of Investment Adviser of Registrant:

                     Delaware Management Company
                     a series of Delaware Management
                     Business Trust
                     2005 Market Street
                     One Commerce Square
                     Philadelphia, PA 19103

Item 7.              Trustees and Officers of the
Registrant:

                     Wayne A. Stork, Chairman and Trustee
                     David A. Downes, President, Chief
                        Executive Officer, Chief Operating Officer, Chief Financial Officer and Trustee
                     Walter P. Babich, Trustee
                     Anthony D. Knerr, Trustee
                     Ann R. Leven, Trustee
                     Thomas F. Madison, Trustee
                     Charles E. Peck, Trustee
                     Jan L. Yoemans, Trustee
                     Richard G. Unruh, Jr., Executive Vice President and
                        Chief Investment Officer, Equities
                     H. Thomas McMeekin, Executive Vice President and
                        Chief Investment Officer, Fixed Income
                     Richard J. Flannery, Esq.,
                        Executive Vice President and General Counsel
                     Eric E. Miller, Esq., Senior Vice President, Deputy General
                        Counsel, Secretary
                     Joseph H. Hastings, Senior Vice President,
                        Corporate Controller
                     Michael P. Bishof, Senior Vice President, Treasurer Mitchell L. Conery, Vice President, Senior Portfolio
                        Manager
                     Patrick P. Coyne, Vice President, Senior Portfolio Manager Elizabeth H. Howell, Vice President, Senior Portfolio
                        Manager
                     Andrew M. McCullagh, Jr., Vice President, Senior Portfolio
                        Manager

                    The address for each of the trustees and officers of the
                    Registrant:

                             1818 Market Street
                             Philadelphia, PA 19103

Item 8.              Not Applicable.

Item 9(a).           No.

Item 9(b).           Not Applicable.

Item 9(c). Yes. The Registrant, Voyageur Funds, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Voyageur Funds, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on November
                     23, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Voyageur Funds, Inc. in exchange for shares of the Registrant.

Item 9(d).           No.

Item 9(e).           Not Applicable.

Item 10.             Current value of Registrant's total assets:
                     None

Item 11.             No.

Item 12.             None.


                                   SIGNATURES

           Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 22nd day of November, 1999.


                          VOYAGEUR FUNDS


                          By  /S/ ERIC E. MILLER
                              Eric E. Miller, Senior Vice President and
                              Secretary


Attest:    /S/ MICHAEL D. MABRY
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1   On November 22, 1999, Voyageur Funds filed  Post-Effective  Amendment No. 26 to the registration statement on Form N-lA of Voyageur Funds, Inc. in connection with the reorganization of Voyageur Funds, Inc. into Voyageur Funds. By and in Post-Effective Amendment No. 26, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on November 23, 1999, Voyageur Funds, as successor, adopted the registration statement on Form N-1A of Voyageur Funds, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.